As filed with the Securities and Exchange Commission on September 7, 2004

Registration No. 333-116342

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gateway, Inc.

(Exact name of registrant as specified in its charter)

Delaware	42-1249184
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7565 Irvine Center Drive

Irvine, CA 92618-2930

(949) 471-7001

(Address, including zip code and telephone number, including area code of Registrant’s principal executive offices)

Michael R. Tyler, Esq.

Vice President, General Counsel and Secretary

Gateway, Inc.

7565 Irvine Center Drive

Irvine, CA 92618-2930

(949) 471-7001

(Name, address, including zip code and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective as described therein.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject To Completion, Dated September 7, 2004

Prospectus

47,588,221 SHARES

COMMON STOCK

This prospectus relates to the resale of up to 47,588,221 shares of our common stock by the selling stockholders identified in this prospectus. You should read this prospectus carefully before you invest. The selling stockholders may offer and sell the common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. For additional information on the methods of sale, see “Plan of Distribution”. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the trading symbol GTW. On August 31, 2004, the last reported sale price for our common stock was $4.39 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                      , 2004.

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. This summary highlights some important information about our business. Because this is a summary, it may not include all of the information that may be important to you. You should read the entire prospectus and the information incorporated by reference into this prospectus before making an investment decision. Unless otherwise indicated or unless the context makes clear that the reference is only to Gateway, Inc., all references in this prospectus to “Gateway,” “we,” “company,” “our,” “us” or similar terms refer to Gateway, Inc. and its subsidiaries.

Gateway, Inc.

We are one of the leading suppliers of personal computers, or PCs, to primarily U.S. consumer, business, and government and educational customers. We sell our products under the eMachines and Gateway brands through a number of channels, including our website at www.gateway.com, our telephone call centers (1-800-GATEWAY), direct sales force and through third-party retailers. We believe these multiple sales channel options, our diversified product and service offerings, and our customer relations and support provide a unique customer experience that differentiates us from our competitors.

We also provide a broad range of consumer electronics, or CE products, enterprise systems, communication tools, applications, training and related services. Our strategy is to deliver value to customers by offering a wide range of plasma and liquid crystal display televisions, digital cameras, other CE products, and enterprise systems, which integrate with and complement our award-winning line of PCs and employ the latest technology at competitive prices, along with related products and services.

We were incorporated as “Gateway 2000, Inc.” in Iowa on August 15, 1986, merged into a South Dakota corporation of the same name effective December 29, 1989, merged into a Delaware corporation of the same name effective February 20, 1991 and changed our name to “Gateway, Inc.” effective May 25, 1999. In December 1993, we completed our initial public offering of common stock which was listed on The NASDAQ National Market. On May 22, 1997, we moved our common stock listing to the New York Stock Exchange, and began trading under the symbol GTW. Our principal executive offices are located at 14303 Gateway Place, Poway, California 92064. Our telephone number is (858) 848-3401.

RECENT DEVELOPMENTS

On April 1, 2004, Gateway announced the closure of its remaining 188 Gateway-branded retail stores effective April 9, 2004. The company also announced its plans to pursue wider distribution of its products through strategic third-party retail partners in the United States and internationally and continue to direct-sell products to consumers and businesses via its website and phone centers. This decision resulted in approximately 2,500 retail positions being eliminated in April. Gateway recorded a charge of $73 million in the first quarter of 2004, including $70 million related to store fixed assets, display equipment and inventories and $3 million in severance costs. The store closure is expected to adversely impact future revenue by approximately $300 million per quarter based on historical sales but should generate selling, general and administrative cost savings of approximately $60 million per quarter (not including cost of goods sold reductions from the lost revenues). Negotiations with top PC and electronics retailers in the U.S. and abroad are underway to significantly expand the availability of Gateway’s PC and potentially CE products. Additional charges for store employee severance costs and lease liabilities of approximately $85 million were recorded during the second quarter of 2004.

As previously announced, we expect to incur new restructuring and transformation charges totaling approximately $400 to $450 million for full year 2004 (including the $73 and $85 million referenced above related to the store closures) in addition to approximately $25 million of restructuring and transformation costs previously announced. In addition, as Gateway moves to an increasingly efficient organization, we anticipate that by the end of 2004, our employee base will be reduced to about 2,000 employees, compared with approximately 3,500 following the closure of our retail stores.

RISK FACTORS

The securities being offered by this prospectus involve a degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus and in the additional information described in “Where You Can Find More Information” below before you buy any of the securities sold pursuant to this prospectus.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

The following factors could affect our future business, results of operations, cash flows or financial position, and could cause future results to differ materially from those expressed in any of the forward-looking statements contained in this Registration Statement.

There are significant risks and uncertainties associated with our acquisition of eMachines. In the first quarter 2004, we acquired eMachines, Inc., a privately-held PC distributor. In connection with the transaction, there have been significant changes in Gateway’s business model and management team. Working through integration issues is complex, time-consuming and expensive and could significantly disrupt our business. Some of the significant challenges we have experienced and may continue to face include:

•	Rationalizing our procurement, logistics, and distribution channels, including coordinating and combining administrative, manufacturing, facilities and relationships with third-parties while maintaining adequate standards, controls and procedures;

•	Consolidating our corporate IT infrastructure, including the implementation of a single information management system to support improved productivity, inventory and forecasting management and lower costs;

•	Evaluating and combining our product offerings to maximize synergies and take advantage of market opportunities while introducing products into new markets;

•	Demonstrating to customers and distributors that the combined Gateway and eMachines company will not result in adverse changes in service standards or business focus or in coordinating sales, marketing and distribution efforts (i.e. channel conflict);

•	Minimizing the diversion of management attention from ongoing business concerns and moving Gateway’s corporate headquarters; and

•	Maintaining employee morale and retaining key employees, integrating cultures and management structures, accurately forecasting employee benefit costs and implementing restructuring programs.

While we believe the combined Gateway/eMachines entity creates a much stronger organization, there is no assurance that management will be able to successfully address these risks and uncertainties. Failure to do so could result in some or all of the benefits of the acquisition being delayed or not realized at all and would negatively impact our financial position, results of operations and long-term outlook.

Failure to replace the revenues lost through the closure of our retail stores would have a significant effect on our revenues and results of operations. Effective April 9, 2004, we closed our 188 Gateway retail stores as part of our effort to expand third-party retail and to cut costs. While we are taking steps to replace revenue from these closed retail stores with sales of Gateway products through our direct channels and expansion of our Gateway and eMachines PCs, and possibly select Gateway Convergence/non-PC products into third-party retail outlets, there can be no assurance that we will be successful in replacing the lost revenue. The success of our efforts to distribute through third-party retail will largely depend upon our ability to anticipate customer demand and offer innovative products viewed as alternatives to competitors’ products available through the same retailer. Although one major national third-party retailer has agreed to begin selling Gateway desktop and notebook computers during our third quarter 2004, if we are unable to fully execute this new third-party retail strategy, our revenues and business prospects would be affected adversely. We have also incurred substantial costs related to the shutdown of our retail operations which have impacted and will impact our financial results, particularly during the first half of 2004.

The PC industry is extremely competitive and pricing pressures could harm our gross margins and challenge our ability to return to profitability. Consolidation in the PC industry has resulted in larger and stronger competitors in many of our markets and we have experienced increased competition in the PC industry, losing significant market share in recent years. We compete primarily on the basis of customer satisfaction, value, technology, product offerings with innovative performance features, quality, reliability, brand recognition, customer service and support and by maintaining strategic supplier relationships that enable us to bring products quickly to market. We expect these competitive pressures to continue into the foreseeable future. We also expect that average sales prices of our PCs will continue to decline, especially given the transition from one of our primary distribution channels, Gateway-owned retail stores, to third-party retail stores, combined with lower-cost eMachines’ products. If we continue to reduce PC prices in response to competition, we may be unable to maintain or improve gross margins through cost reductions or offsetting sales of higher margin Convergence/non-PC products. To the extent we are unable to compete successfully in the PC market, our revenues and business prospects would be affected adversely.

Weak conditions in the public sector and political uncertainty may adversely affect our operating results. While sales growth was observed in the second quarter of 2004, reductions in state and federal budgets as a result of current economic conditions have had some adverse impact on our sales in the public sector and margins have been adversely impacted by intense price competition. In addition, war and the related political and economic uncertainties, terrorist attacks, national and international responses to terrorist attacks, and other acts of war or hostility could materially adversely affect our future operating results and financial condition.

If we cannot reverse our continued net losses, the business could fail. The PC market competitive pressures have resulted in lower average selling prices for our PCs. As a result, we have experienced a net loss for the last several years. Continued deterioration in our profitability will materially adversely affect Gateway’s future results of operations and financial condition and our ability to continue as a viable company.

If we fail to attract new customers and/or retain our existing customers our operating results will be adversely impacted. The success of our business depends on increasing the overall number of customer transactions in a cost-effective manner. To do this, we must attract new prospects and repeat customers through our various marketing channels, including our website, our telephone call centers and our third-party retail partners, and then convert these interactions into sales transactions. If we do not achieve increased transaction volume our ability to grow and become profitable would be adversely impacted.

Because one customer accounts for a substantial portion of our revenues, the loss of this customer would cause a significant decline in our revenues. A single customer accounted for approximately 20% of total revenues for the quarter ended June 30, 2004. Although we are constantly working to expand and diversify our customer base, reductions or terminations of product purchases from us by this customer without an offsetting increase in new sales from other customers, may result in a substantial decline in our revenue and operating results.

Our future success depends heavily upon our ability to control and reduce significantly our selling, general and administrative costs in the near term. As a result of costs associated with selling and marketing our products and services, particularly in our retail stores, we have historically incurred higher selling, general and administrative (“SG&A”) costs as a percent of revenue, than many of our competitors. As part of our effort to significantly reduce our SG&A overhead, we announced in April 2004 the closure of our 188 retail stores. We have incurred substantial integration costs related to the eMachines’ acquisition and restructuring charges related to the store closures during the first half of 2004. We continue to explore further reductions in other SG&A areas, including the rationalization of our marketing efforts facilitated by the addition of third-party retailers to our distribution model as well as IT and administrative requirements, and we believe this will ultimately result in a significant reduction in our SG&A costs. However, there can be no assurances such reductions will be realized. Moreover, continuing restructurings, business transformations or other expenses will increase our SG&A costs and negatively impact our future results and financial condition. The failure to control and reduce our SG&A costs combined with expected lower average sales prices related to third-party retail would have significant adverse effects on our profitability.

Failure to properly manage our outsourcing initiatives and corporate restructuring efforts could significantly impact results of operations. We are dependent upon third-party providers of products and services. We outsource a substantial portion of our manufacturing operations and service and support functions and a number of administrative services to third-party providers under contract. Although we have partnered with certain vendors to implement these activities and systems, there is no assurance that we will avoid business interruptions in connection with the implementation of these activities or the possibility that the systems will not scale to meet the needs of our business. If we are unable to properly manage these outsourcing providers or accurately forecast our demand requirements for them, our revenues and gross margins may be adversely affected. Similarly, if our third-party providers do not comply with their contractual obligations, our results of operations could be adversely impacted. Our reliance on third party suppliers for the provision of employees could expose us to various legal claims relating to their employment status. Cost-cutting efforts have been implemented in recent periods and are contemplated in the future. Our ability to motivate employees and maintain employee morale during our restructuring and transformation may be adversely impacted by workforce reductions and general uncertainties. Moreover, our business creates ongoing demands for personnel, facilities, information and internal control systems and other infrastructure requirements. If we are unable to maintain and develop our infrastructure while reducing costs, we could experience disruptions in operations, which could have an adverse financial impact.

Information technology systems integration issues could disrupt our internal operations, which could have significant adverse effects on our profitability. Given our ongoing systems integration work, portions of our information technology infrastructure may experience interruptions, delays or cessations of service or produce system errors. In particular, in connection with the eMachines’ integration, we are in the process of implementing a variety of new information systems to replace our current infrastructure. As a part of this effort, we are rationalizing various legacy systems, upgrading existing software applications and implementing new data management applications to administer our business information. We may not be successful in implementing these new systems, and transitioning data and other aspects of the process could be expensive, time consuming, and disruptive. Any disruptions that may occur in the implementation of these new systems or any future systems could adversely affect our ability to report in an accurate and timely manner the results of our financial operations and otherwise efficiently operate our business, which could have significant adverse effects on our profitability.

Our products and services are sourced from a limited number of vendors and failure to properly manage our relationships could have a severe impact on revenues. We require a high volume of quality products and components and services for our PC and Convergence/non-PC offerings, substantially all of which are obtained from a limited number of outside vendors. In addition, outside providers handle some operational functions, such as credit card processing. In some circumstances we maintain single or dual-source vendor relationships, such as with Microsoft for operating system products and Intel and AMD for PC microprocessors. If the supply of a key material product, component or service is delayed or curtailed, our ability to ship the related product or to provide the service in a timely and cost-effective manner could be adversely affected. We seek to mitigate a portion of these risks by maintaining insurance to protect ourselves against loss of profits due to a vendor’s inability to perform due to an insurable property loss. In addition, we seek to mitigate such risks by having dual sources of supply or service where appropriate and by using reputable and reliable vendors. However, even where multiple vendors are available, we may source from a single vendor to take advantage of volume discounts or to maintain access to certain key components that are at times subject to industry-wide availability and pricing pressures. In cases where we need to switch to another vendor and alternative sources of supply or service are available, qualification of the sources and establishment of reliable vendors could result in delays and possible reduction in net sales. In the event that the financial condition of our third-party vendors for key products, components, or services were to erode, the delay or curtailment of deliveries of such products, components or services could occur.

Our reliance on third-party suppliers of key products and components exposes us to potential product quality issues and unanticipated warranty costs that could affect the on-time delivery and performance of our products and services. While such outsourcing arrangements may lower the fixed cost of operations, they also reduce our direct control over production and distribution. If we are unable to ship our products and solutions in desired quantities and in a timely manner due to a delay or curtailment of the supply of material products or components, or product quality issues due to faulty products or components manufactured by third-party suppliers, the market for our products or services could be adversely affected with a resulting reduction in revenues. Our estimated warranty and extended warranty costs are affected by ongoing product failure rates and specific product class failures. If product failure rates, material usage or service delivery costs exceed our estimates due to faulty products or components manufactured by third-party suppliers, warranty expenses may increase. In many instances we rely on offshore suppliers, particularly from Asia, for product assembly and manufacturing, and risks associated with transportation and other natural or human factors may disrupt the flow of product. If for any reason manufacturing or logistics in any of these locations or the subsequent transportation to the U.S. or other customer locations is disrupted by economic, business, environmental, political, medical, or military conditions or events, Gateway’s results of operations and financial condition could be adversely affected.

Failure to foster and maintain relationships with several key third-party retailers could adversely affect sales. Our products are sold primarily through direct channels (phone and web) and third-party retail partners, with third-party retail sales expected to expand significantly by the end of 2004. We expect a substantial portion of our future sales will be to a small number of key third-party retailers. Failure to foster and maintain strategic relationships with these retailers and find a balance between direct sales and third-party retail sales would have a significant adverse impact on revenues.

Reduced availability of consumer financing from third-party financing providers would adversely affect revenues. In 2003, third-party financial institutions provided financing of approximately 26% of our consumer net sales on a non-recourse basis to Gateway, although we expect the total financing volume to decline substantially in 2004 due to the closure of our retail store operations. We recently amended our agreement with our primary third-party financing provider to remove certain termination provisions tied to financial liquidity conditions of Gateway and maintained the current contract termination date of April 1, 2005. While we continually identify and enter into discussions with alternative financing providers, reduced availability of financing generally or tightening in consumer credit policies from our third-party financial providers could materially and adversely affect our operations and financial results. If one or more of our third-party lending arrangements are terminated or reduced, without replacement or an increase in the amount of financing provided by alternative sources, we may experience a decrease in consumer direct net sales from levels we might otherwise achieve.

Public perception regarding Internet security and online privacy could adversely affect our revenues and fraudulent customer activities perpetrated online could result in losses. Customer concerns over the security of transactions conducted on the internet or the privacy of user information may inhibit the growth of our web sales. To transmit confidential information, such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers and those of our service providers may be vulnerable to viruses, other harmful code or harmful activity transmitted over the internet. While we proactively search and protect against intrusions into our infrastructure, a virus, other harmful code or harmful activity could cause a service disruption.

Even though historical losses related to fraudulent customer activities have been minimal, we bear some of the financial risk from products or services purchased through fraudulent payment methods. We have implemented a number of anti-fraud measures, but a failure to adequately control fraudulent methods of payment could adversely affect our operations and financial results.

Failure to develop and introduce new and innovative products in an industry characterized by short product life cycles could adversely affect our growth and efforts to return to profitability. Our business model depends on bringing new and innovative products to market quickly. The success of our product introductions depends on many factors including the availability of new products, successful quality control and launch readiness efforts, our ability to successfully forecast product demand, training of sales and support personnel, and customer acceptance of new technology. If we are unable to successfully forecast demand for new products, we may not properly manage our inventory levels and may have increased exposure to the risks of supply described above under “Our products are sourced from a limited number of suppliers and failure to properly manage our relationships could have a severe impact on revenues.”

Short product life cycles resulting from rapid changes in technology and consumer preferences and declining product prices characterize the PC industry and Convergence/non-PC products. Our internal engineering personnel work closely with product and component suppliers and other technology developers to evaluate the latest developments in PC and Convergence/non-PC products. There is no assurance that we will continue to have access to or the right to use new technology, or be successful incorporating such new technology in our products in a timely manner.

Reliance upon third-party patents and intellectual property licensing could limit our ability to innovate and exposes us to the risk of litigation. There is no assurance that we will continue to have access to existing or new third-party technology for use in our products. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and business methods, Gateway believes that based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. However, there is no assurance that the necessary licenses would be available on acceptable terms. If we or our suppliers are unable to obtain such licenses, we may be forced to market products without certain desirable technological features. We could also incur substantial costs to redesign our products around other parties’ protected technology.

Because of technological changes in the PC industry and with Convergence/non-PC products, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of Gateway’s products and business methods may unknowingly infringe existing patents of others. Responding to such claims, regardless of their merit, can be time consuming, result in significant expenses, and cause the diversion of management and technical personnel. In addition, we may not be able to rely on our outside suppliers to adequately defend any patent infringement claims against Gateway PCs and Gateway-branded Convergence/non-PC products. If any outside suppliers of these products is unable to uphold its contractual agreement to indemnify us from claims that Gateway is infringing patents of others, our future operating results and financial condition could be materially adversely affected.

The failure to properly manage inventory could result in material losses. By distributing many of our products directly to our customers, we historically have been able to avoid the need to maintain high levels of finished goods inventory. This has minimized costs and allowed us to respond more quickly to changing customer demands, reducing our exposure to the risk of product obsolescence. Although we shut down our retail stores on April 9, 2004, we will continue direct channel sales through our internet and phone channels. However, as we increase sales volume into third-party retail channels, managing our inventory effectively will become more important. Third-party retailers may quickly increase orders during periods of product shortages, cancel orders if their inventory is too high, or delay orders in anticipation of new products. Orders also may be adjusted in response to the supply of our competitors’ products and seasonal fluctuations in end-user demand. In addition, we maintain certain component products in inventory for servicing our products. If we are not successful in forecasting component or product demand, we could have excess or insufficient inventory of certain components or products and any excess inventory may result in reduced prices and inventory write downs, which in turn could result in lower gross margins. A decrease in market demand or a decision to increase supply, among other factors, could result in higher finished goods and component inventory levels, and a decrease in value of this inventory could have a negative effect on our results of operations. Although we believe Gateway’s inventory and related reserve provisions are adequate, given the rapid and unpredictable pace of product obsolescence in the PC industry, no assurance can be given that we will not incur additional inventory and related charges.

The failure to attract, retain and motivate key personnel could have a significant near-term adverse impact on our operations. Our success depends in large part on our ability to retain and attract key personnel. Significant turnover in senior management occurred in the first half of 2004 as a result of the integration with the eMachines senior management team. Several senior executives have left the company which could impact the near-term management and day-to-day operations of the business. We also recently announced plans to relocate our headquarters from Poway, California to Irvine, California at the end of the summer of 2004, the closure of our 188 retail stores effective April 9, the closure of our facility in Sioux Falls, South Dakota, and the wind-down of our manufacturing operations in North Sioux City, South Dakota. The uncertainties created by these announcements, combined with high turnover in the management team, have had an impact on employee morale and could have a significant adverse impact on our efforts to retain key employees. There can also be no assurance that we will continue to successfully retain or attract the management we need. The inability to retain or attract such key personnel could materially adversely affect our future operating results and financial condition.

We have outsourced operations in countries outside of the U.S. that could be adversely affected by changes in the political or economic stability of government policies in those countries or the U.S., which could increase our cost of operations. We have outsourced a substantial portion of our manufacturing operations to countries in Far East Asia. A significant change in these countries’ economic liberalization and deregulation policies could adversely affect business and economic conditions in the affected country generally and could negatively impact the cost-saving benefits of our outsourced operations overseas. Any political instability could also change the present satisfactory legal environment for us through the imposition of restrictions on foreign ownership, repatriation of funds, adverse labor laws, and the like. We also have outsourced workers in countries outside of the U.S. in technical support call centers and others who provide some functional support services to our information technology groups. These outsourced manufacturing operations present us with similar economic and political risks. The political climate in the U.S. also could change so that it would not be practical for us to use international operational and manufacturing centers. This could adversely affect our ability to maintain or create low-cost operations outside the U.S.

Unforeseen environmental costs could impact our future earnings. Production and marketing of products in certain states and countries may subject Gateway to environmental and other regulations. We also could face significant costs and liabilities in connection with product take-back legislation, which provides customers the ability to return product at the end of its useful life and places the responsibility for environmentally safe collection, recycling, treatment and disposal with Gateway. Countries of the European Union are in the process of enacting and implementing such legislation. Similar laws and regulations have been or may be enacted in other geographies, including in the United States and Japan. Although Gateway does not anticipate any material adverse effects in the future based on the nature of our operations and the effect of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on Gateway.

We expect our quarterly revenue and operating results to fluctuate for a variety of reasons. Gateway’s operating margins vary among products, distribution channels and the seasonal buying habits of our customers. Consequently, the overall operating margins of Gateway in any given period will depend, in part, on the product, geographic, and channel mix reflected in that period’s net sales. In addition, we typically experience an increase in sales activity near quarters-end. Developments late in a quarter, such as lower-than-anticipated demand for Gateway’s products or late arriving components and scheduling/production delays at our manufacturing or logistics partners, can have significant adverse impacts on Gateway and our results of operations and financial condition.

Expansion into international markets in 2004 and beyond exposes us to increased risks. With the acquisition of eMachines, we are expanding sales of Gateway PCs and certain Convergence/non-PC products into international markets. While Gateway previously sold PCs in international markets and eMachines has been selling in international markets for several years, there can be no assurance that such markets will accept Gateway PCs and Convergence/non-PC products. International sales are subject to certain inherent risks including unexpected changes in regulatory requirements and tariffs, risks in hedging for foreign currency fluctuations for non-U.S. dollar sales, difficulties in managing foreign operations, longer payment cycles, problems in accounts receivable collections and potentially adverse tax consequences. For those international sales denominated in U.S. dollars, any strengthening of the U.S. dollar relative to the currencies of other countries into which we sell our products and services could make our products and services more expensive, thereby reducing the price-competitiveness of our products.

Failure to accurately estimate and monitor our rebate-redemption rates could significantly impact results of operations. We currently offer product rebates to purchasers of certain of our PCs and Convergence/non-PC products. We use historical data to assist us in determining the percentage of customers who will claim these product rebates. At the same time, we must estimate future product rebate redemptions to price our products effectively. If an unexpectedly large number of buyers redeem the product rebates to which they were entitled, the effective average selling price of our products would be reduced below the level we anticipated and our net revenues would decline.

A substantial portion of our customer care services are provided by third-party service providers and we could experience additional costs and/or declines in customer satisfaction levels if we are unable to properly monitor and manage such providers. We are currently consolidating our service and support providers and rely on such providers to provide warranty repairs and other tech-support services to our customers. While such providers are required to maintain certain service levels, there can be no guarantee that such providers will provide our customers with the same high-level of service we otherwise would provide ourselves.

If we do not maintain our reputation and expand our name recognition, we may lose customers. Developing and maintaining awareness of our Gateway and eMachines brand names is critical to achieving widespread acceptance of our PC and Convergence/non-PC offerings. Promotion and enhancement of our brand will depend largely on whether we cost-effectively provide reliable and desired products and services to consumers and the effectiveness of our marketing efforts. Currently, third-party retailers are often our first points of contact with consumers. If these retailers reduce or cease advertising our products, we may need to increase our own sales and marketing expenses to create and maintain brand awareness among potential consumers. If consumers do not perceive our products to be of high quality, our brand names and reputation could be harmed.

Proposed changes in accounting for equity compensation will adversely affect earnings and could affect our ability to attract and retain key employees. We have historically used stock options as a component of our employee compensation program in order to align employee’s interests with those of our stockholders, encourage retention, and provide competitive compensation packages. In March 2004, the FASB proposed changes to current accounting literature to require Gateway and other companies to record a charge to earnings for the fair value of employee stock option grants and other equity incentives. If eventually adopted as a standard, this change in accounting will result in additional expense to Gateway beginning in 2005 and could limit management’s willingness to use equity-based compensation plans in attracting and retaining employees.

RISKS RELATED TO INVESTING IN OUR COMMON STOCK

The price of our common stock is volatile and may decrease and you could lose some or all of your investment. The price at which our common stock trades has fluctuated significantly and may continue to be highly volatile. From our initial public offering in December 1993 through August 31, 2004, the sales price of our stock, as reported on the New York Stock Exchange, has ranged from a low of $2.02 to a high of $103.50 per share. The share prices for some other companies in our industry have experienced similar fluctuations. If our share price decreases you could lose some or all of your investment.

In addition, the stock market in general has from time to time experienced significant price and volume fluctuations that have affected the market prices for companies like ours. In the past, this kind of market price volatility has often resulted in securities class action litigation against companies comparable to ours. Securities litigation could result in substantial costs and divert our management’s attention and resources from ongoing business concerns.

Substantial amounts of our common stock could be sold in the near future, which could depress our stock price. We cannot predict the effect, if any, that the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. At August 31, 2004, there were 373,010,250 shares of our common stock outstanding. Sales of a significant number of these shares of common stock in the public market could reduce the market price of our common stock or might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

The impact of shares of Gateway common stock that may be issued to the holder of our Series A Convertible Preferred Stock and Series C Convertible Preferred Stock may be dilutive to existing stockholders and could depress our stock price. On or about December 22, 2004 (unless an earlier event permitting conversion occurs) the Series A convertible preferred stock will automatically convert into our common stock at a conversion price between a minimum of $8.99 and a maximum of $10.07 per share depending on average closing price of our common stock for twenty trading days before the conversion date. If the average common stock price on the conversion date is $8.99 or less, the Series A would convert into a total of 22,238,283 shares of common stock. The issuance of shares of our common stock upon conversion of the Series A will dilute existing stockholders. In addition, the overhang caused by such conversion (or prospective conversion) and any subsequent market sales of the common stock received upon conversion, could depress our stock price.

In addition, on or about December 22, 2004, the holder of the Series C redeemable convertible preferred stock may cause a mandatory redemption of the Series C at its $200 million face value plus any accrued and unpaid dividends. We have the right to satisfy this obligation in cash or common stock or a combination of both, at our option. In the event we satisfy some or all of our obligations in common stock, the issuance of additional shares of common stock would be based upon the average closing price of our common stock for five trading days before the redemption date. The issuance of any such additional shares of our common stock would dilute existing stockholders and could also have a negative impact on our stock price.

Our executive officers, directors and substantial stockholders may be able to exert significant control over our future direction, and their interests may not always be identical to those of our public stockholders. Our executive officers and directors and their affiliates together control approximately 30% of our outstanding common stock. As a result, these stockholders acting together may be able to significantly control matters requiring our stockholders’ approval, including the election of directors and approval of significant corporate transactions. Our two largest stockholders and other stockholders associated with them own in excess of 40% of our common stock based on the most recent Schedule 13G of Mr. Waitt and Schedule 13D of Mr. Hui. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by such stockholders, these stockholders may be able to significantly influence us through their ability to vote as stockholders regarding, among other things, election of directors and approval of significant transactions.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include a board of directors that is classified such that only one-third of directors are elected each year. In addition, we have implemented a Preferred Share Purchase Rights Plan (the “Rights Plan”) to protect stockholders’ rights in the event of a proposed non-consensual takeover of our company believed not to be in the stockholders’ best interests.

Under the Rights Plan, we declared a dividend of one preferred share purchase right for each share of our common stock outstanding. Pursuant to the Rights Plan, each right entitles the registered holder to purchase from us a one one-thousandth share of Series B Junior Participating Preferred Stock, $0.01 par value per share, at a purchase price of $350. In general, with certain exceptions, the rights are exercisable only if a person or group (an “Acquiring Person”) acquires beneficial ownership of 15% or more of our outstanding shares of common stock. Upon exercise, holders, other than an Acquiring Person, will have the right, subject to termination, to receive our common stock or other securities, cash or other assets having a market value, as defined, equal to twice such purchase price. The rights, which expire on January 18, 2010, are redeemable in whole, but not in part, at our option for a price of $0.001 per right. We designated 1,000,000 shares of preferred stock as Series B Junior Participating Preferred Stock and reserved such shares for issuance upon exercise of the rights under the Rights Plan. At December 31, 2003 and 2002, no shares of Series B Junior Participating Preferred Stock were outstanding.

These anti-takeover provisions and other similar provisions may make it more difficult for a third party to acquire us without negotiation, even if the transaction may be considered beneficial to some stockholders.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended or Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements with respect to our plans, projections or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of such terms or other similar terminology.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such statements. Such factors include, among others, those listed in “Risk Factors” above. See also our periodic reports and other documents filed with the SEC for further discussions of certain of the risks, uncertainties and other factors applicable to us, our business and the securities proposed to be sold. We do not intend to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares being offered by the selling stockholders; nor will such proceeds be available for Gateway’s use or benefit.

SELLING STOCKHOLDERS

We agreed to acquire EM Holdings, Inc. and its subsidiaries, including eMachines, Inc. pursuant to a merger agreement, dated as of January 30, 2004, among us, EM Holdings and two of our wholly-owned subsidiaries. Pursuant to the merger agreement, the stockholders and certain employees of eMachines were entitled to receive shares of our common stock. On March 11, 2004, we consummated the acquisition of EM Holdings (the “Merger”), and 47,588,221 shares of our common stock (net of shares withheld for tax withholding purposes) were issued to the former stockholders of EM Holdings and certain employees of EM Holdings and its subsidiaries in a private transaction. Incident to the consummation of the Merger, we entered into a Stockholders’ and Registration Rights Agreement, dated March 11, 2004, with the former stockholder of EM Holdings and certain employees of eMachines (the “Stockholders’ Agreement”) pursuant to which we agreed to register for resale our shares of common stock acquired by them in the Merger, subject to the terms and conditions therein. All of the selling stockholders identified in this prospectus entered into the Stockholders’ Agreement with us.

All of the shares of our common stock offered hereby were acquired by the selling stockholders in connection with the Merger. The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of August 31, 2004 by the selling stockholders. The following table assumes that the selling stockholders sell all of the shares. We are unable to determine the exact number of shares that will actually be sold. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as the pledges, assignees, transferees, successors and others who later hold any of the selling stockholders’ shares to the extent they are entitled to registration rights in respect of such shares.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering(2)
Name	Number(3)	Percent(1)	Number	Number	Percent(2)
Lap Shun Hui	37,500,000	10.1%	37,500,000	0	*
Wayne R. Inouye	2,475,481	0.7%	2,475,481	0	*
Adam A. Andersen	1,243,606	0.3%	1,243,606	0	*
Robert V. Davidson	1,299,930	0.3%	1,299,930	0	*
Edward Fisher	468,320	0.1%	468,320	0	*
John Goldsberry	467,908	0.1%	467,908	0	*
Gregory Memo	1,243,606	0.3%	1,243,606	0	*
Michael Zimmerman	1,243,606	0.3%	1,243,606	0	*

John M. Alpay	42,834	*	42,834	0	*
John Thomas Baikie	85,668	*	85,668	0	*
Murray Bognovitz	85,668	*	85,668	0	*
Lilly A. Burt	98,068	*	98,068	0	*
Derek H. Chan	42,722	*	42,722	0	*
Michael Lee Chun	42,623	*	42,623	0	*
Raymond Chung	42,411	*	42,411	0	*
Robert S. Cote	85,668	*	85,668	0	*
DeeDee DeGelia	42,834	*	42,834	0	*
William W. Diehl	42,792	*	42,792	0	*
Lyle A. Dowley	85,668	*	85,668	0	*
Gary P. Esasser	85,668	*	85,668	0	*
Donald M. Forseyth	42,554	*	42,554	0	*
Charles W. Hatch	42,637	*	42,637	0	*
Richard A. Heim	42,458	*	42,458	0	*
Charles H. May	85,668	*	85,668	0	*
Jin S. Oey	42,834	*	42,834	0	*
Harald Philipp	66,667	*	66,667	0	*
Jeff Quan	42,595	*	42,595	0	*
Lars Roettges	66,667	*	66,667	0	*
Kunio Shimada	66,667	*	66,667	0	*
Dennis Stone	42,834	*	42,834	0	*
Derek K. Suzuki	42,735	*	42,735	0	*

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering(2)
Name	Number(3)	Percent(1)	Number	Number	Percent(2)
David Weiss	42,433	*	42,433	0	*
Harald Weisshaupt	42,193	*	42,193	0	*
James G. Wilson	42,512	*	42,512	0	*
Ben Wong	42,715	*	42,715	0	*
Hiro Yamamoto	66,667	*	66,667	0	*
Jie Zhou	42,304	*	42,304	0	*

*	Represents less than 0.1%.

(1)	Applicable percentage ownership is based on 373,010,250 shares of common stock outstanding as of August 30, 2004.

(2)	Assumes the sale of all shares offered hereby.

(3)	Represents number of shares delivered at Closing (net of shares withheld for tax withholding purposes) and assumes no other ownership of our common stock

RELATIONSHIP WITH SELLING STOCKHOLDERS

Transfer Restrictions

The Stockholders’ Agreement restricts Lap Shun (John) Hui, Wayne R. Inouye, Adam A. Andersen, Robert V. Davidson, Edward Fisher, John Goldsberry, Gregory Memo and Michael Zimmerman (the “Restricted Stockholders”) from transferring, selling, assigning, encumbering or otherwise disposing of a certain percentage of their shares of our common stock over a period of two years from the closing date of the Merger, except in accordance with the terms and conditions of the Stockholders’ Agreement.

Beginning on June 11, 2004, 12.5% of each Restricted Stockholder’s shares will no longer be subject to such transfer restrictions, and on the last day of each subsequent three-month period, an additional 12.5% of the shares will no longer be subject to transfer restrictions, with the result that on the second anniversary of the Merger, none of the Restricted Stockholders’ shares will be subject to transfer restrictions. In addition, the shares will no longer be subject to transfer restrictions upon the occurrence of specified events as defined in the Stockholders’ Agreement.

Relationship with Lap Shun (John) Hui

In connection with the Merger described above, Lap Shun (John) Hui received 37,500,000 shares of our common stock and $20,052,150. In connection with the receipt of these shares, Mr. Hui entered into the Stockholders’ Agreement with us, which contains provisions that, among other things, restrict transfers of a certain percentage of such shares for a period of two years and obligate us to prepare and file a “shelf” registration statement to register such shares under the U.S. securities laws upon the request of any holder of such shares.

On March 11, 2004, Mr. Hui entered into a standstill agreement with us, pursuant to which Mr. Hui granted us a right of first refusal on his shares of common stock, in the event he chooses to transfer such shares once they are no longer subject to the transfer restrictions of the Stockholders’ Agreement, and pursuant to which Mr. Hui agreed that, for a period of one year, he would not, nor would he permit his affiliates to, (i) acquire or attempt to acquire any of our securities or the securities of our subsidiaries, except for securities that amount to less than 1% of our issued and outstanding securities in the aggregate, or, except in the ordinary course of business, any of our assets or our subsidiaries’ assets; (ii) be involved in or part of certain acquisition transactions relating to us or our subsidiaries, including an acquisition transaction for our or our subsidiaries’ assets; (iii) participate in any “solicitation” of “proxies” with respect to the voting of our securities, become a “participant” in any “election contest” with respect to us, give advice or influence any person with respect to any of our voting securities of the other party, make demands with respect to our stock ledgers or similar documents, or attempt to call any meeting of our stockholders; (iv) enter into any discussions or understandings with any other person with respect to, or otherwise assist or invest in, any of the foregoing activities or propose any of such activities to any other person, or disclose any intention, plan or arrangement inconsistent with any of the foregoing; or (v) participate in a “group”, together with his affiliates and associates, with respect to any of our voting securities or of our subsidiaries in respect of any of the matters set forth above.

Mr. Hui also entered into an indemnification agreement on March 11, 2004 to indemnify us in the event of breaches of representations and warranties under the merger agreement and certain tax and litigation matters. In connection with the indemnification agreement, Mr. Hui, Gateway and UMB Bank, N.A., as escrow agent, entered into an indemnification escrow agreement pursuant to which we deposited 10,000,000 shares of our common stock received by Mr. Hui in the Merger into an escrow account to be held to cover indemnification claims under the indemnification agreement. In general, Mr. Hui’s sole liability for indemnification will be limited to 10,000,000 shares of our common stock. We have limited periods of time in which to make claims under the indemnification agreement, depending on the event that gives rise to the indemnification obligation.

Subject to the terms of the Stockholders’ Agreement and the standstill agreement, Mr. Hui may in the future seek to acquire additional shares of our capital stock or may seek to dispose of all or a portion of the shares beneficially owned by him. Any such acquisition or disposition may be effected in privately negotiated transactions, in the open market, in block transactions, pursuant to underwritten transactions (in the case of dispositions), or otherwise. There can be no assurance that any such acquisition or disposition of shares would occur or as to the timing or method of any such acquisition or disposition.

Mr. Hui also executed a non-competition agreement, dated as of January 30, 2004 which became effective upon consummation of the Merger.

Relationship with Wayne R. Inouye

As a result of the Merger and the transactions contemplated thereby, Wayne R. Inouye acquired a total of 2,475,481 shares of our common stock, which was net of shares withheld for tax purposes. In connection with the receipt of these shares, Mr. Inouye entered into the Stockholders’ Agreement with us and, therefore, is subject to the above-mentioned restrictions on transfer of his shares of common stock.

Also in connection with the Merger, Mr. Inouye executed an employment agreement with us, dated as of January 30, 2004, which became effective on March 11, 2004. Pursuant to the terms of the employment agreement, Mr. Inouye was appointed our President and Chief Executive Officer. Mr. Inouye’s compensation includes options to purchase 10 million shares of our common stock, issued at a per share exercise price of $5.19, which represents the closing price of our common stock on March 11, 2004. The options will vest over the course of a back-loaded, four-year timeframe, intended to encourage long-term retention, with a vesting schedule of one-tenth, two-tenths, three-tenths and four-tenths of the options over each of the next four years.

Mr. Inouye also executed a non-competition agreement, dated as of January 30, 2004 which became effective upon consummation of the Merger.

PLAN OF DISTRIBUTION

The common stock is being registered to permit the resale of such common stock by the holders of such common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the common stock. We will bear the fees and expenses incurred in connection with our obligation to register the common stock. However, the selling stockholders will pay all underwriting discounts and agent’s commissions, if any.

The selling stockholders may offer and sell the common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling stockholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions;

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the common stock or otherwise and subject to any restrictions under applicable law and regulatory requirements, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales or other hedging of the shares, short and deliver the common stock to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell such securities.

If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any common stock through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the common stock, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of the common stock and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the common stock, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

Selling stockholders may decide not to sell all or a portion of the common stock offered by them pursuant to this prospectus. In addition, any selling stockholder may transfer, devise or give the shares of common stock by other means not described in this prospectus. Any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders and any underwriters, broker-dealers or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the common stock by the selling stockholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling stockholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed. All of the above may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Under the securities laws of certain states, the common stock may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling stockholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling stockholders will be entitled to contribution from us in connection with those liabilities. The selling stockholders will indemnify us against certain civil liabilities, including liabilities arising under the Securities Act, and we will be entitled to contribution from the selling stockholders in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 120 consecutive days and not to exceed an aggregate of 120 days in any 12-month period.

LEGAL MATTERS

Michael R. Tyler will issue an opinion about the legality of the securities offered under this prospectus. Mr. Tyler is our Vice President, General Counsel and Secretary. In addition to being an officer of Gateway, Mr. Tyler currently holds vested options to purchase 111,625 shares of common stock.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN ACCOUNTANTS

On March 4, 2004, Gateway was notified by PricewaterhouseCoopers LLP, Gateway’s Independent Registered Public Accounting Firm for the year ended December 31, 2003, that it declined to stand for reelection as Gateway’s Independent Registered Public Accounting Firm for the year ending December 31, 2004.

On April 7, 2004, the Audit Committee of the Board of Directors of Gateway appointed and engaged Deloitte & Touche LLP as Gateway’s independent accountant for the year ending December 31, 2004.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may find additional information about us at http://www.gateway.com. Information contained on our website is not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain of the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than items furnished but not filed) until all of the securities covered by this prospectus are sold or we terminate this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-22784);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-22784);

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 000-22784);

•	Current Reports on Form 8-K filed on February 3, 2004, March 11, 2004, March 12, 2004, April 2, 2004, and April 12, 2004 (File Nos. 000-22784);

•	The description of the common stock contained in Form 8-A filed on May 15, 1997 (File No. 001-14500); and

•	The description of the preferred stock purchase rights contained in Form 8-A filed on February 4, 2000 (File No. 001-15671).

We will provide a copy of each of the documents incorporated by reference upon your request. Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in those documents. You may request, and we will provide, a copy of these filings at no cost to you, by writing or telephoning us at the following address and telephone number:

Corporate Secretary

Gateway, Inc.

7565 Irvine Center Drive

Irvine, CA 92618-2930

(949) 471-7001

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement, including any information incorporated by reference in this prospectus or any prospectus supplement, is accurate as of any date other than the date on the front of the applicable documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses Of Issuance And Distribution.

The following sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All such expenses shall be borne by us. All amounts set forth below are estimates, other than the SEC registration fee.

Securities and Exchange Commission registration fee	$23,274
NYSE listing fee	$95,000
Accounting fees and expenses	$15,000
Legal fees and expenses (including blue sky expense)	$30,000
Printing fees	$5,000
Miscellaneous	$1,726

Total	$170,000

ITEM 15. Indemnification Of Directors And Officers.

We are a Delaware corporation. Section 145 of the Delaware General Corporation Law, as amended (the DGCL), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity of another corporation or business organization against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify officers and directors in any action by or in the right of a corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys’ fees) that such officer or director actually and reasonably incurred.

Pursuant to Section 102(b)(7) of the DGCL, a corporation may provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Under our Restated Certificate of Incorporation and bylaws, we will, to the full extent permitted by the DGCL, indemnify each person made or threatened to be made a party to any civil, criminal or investigative action, suit or proceeding by reason of the fact that such person is or was our director, officer or employee or agent or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our Restated Certificate of Incorporation and Bylaws state that the indemnification provided therein is not exclusive.

We have in force an insurance policy under which our directors and officers are insured, within the limits and subject to the limitations in the policy, against certain expenses in connection with the defense of such actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

In addition, we have entered into an indemnification agreement with Theodore W. Waitt, Chairman of the Board, pursuant to which we agreed, among other things, to indemnify Mr. Waitt against expenses, judgments, fines, penalties and amounts paid in settlement incurred by him in connection with any threatened, pending or completed action, suit or proceeding to the fullest extent permitted by law.

ITEM 16. EXHIBITS.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 30, 2004, by and among Gateway, Inc., Gateway Sub, LLC, Gateway Sub II, LLC and EM Holdings, Inc., incorporated by reference to Exhibit 2.1 of Gateway’s Current Report on Form 8-K, dated February 3, 2004

4.1	Form of Stockholders’ and Registration Rights Agreement, dated as of March 11, 2004, by and among Mr. Lap Shun (John) Hui, the Gateway Share Recipients thereto and Gateway, Inc., incorporated by reference to Exhibit B of Exhibit 2.1 of Gateway’s Current Report on Form 8-K, dated February 3, 2004

5.1	Legal Opinion of Michael R. Tyler, incorporated by reference to Exhibit 5.1 to Gateway’s Registration Statement on Form S-3 filed June 10, 2004

23.1	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm

23.2	Consent of Michael R. Tyler, incorporated by reference to Exhibit 5.1 to Gateway’s Registration Statement on Form S-3 filed June 10, 2004

24	Powers of Attorney, incorporated by reference to Exhibit 24 to Gateway’s Registration Statement on Form S-3 filed June 10, 2004

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Poway, State of California, on September 7, 2004.

GATEWAY, INC.

By:	/s/ RODERICK M. SHERWOOD III
Roderick M. Sherwood III Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Date: September 7, 2004		/s/ WAYNE R. INOUYE
Wayne R. Inouye
President, Chief Executive Officer and Director (Principal Executive Officer)

Date: September 7, 2004		/s/ RODERICK M. SHERWOOD III
Roderick M. Sherwood III
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

Date: September 7, 2004		/s/ KELLI A. RICHARD
Kelli A. Richard
Vice President & Controller (Principal Accounting Officer)

Date: September 7, 2004		*
Theodore W. Waitt
Chairman of the Board

Date: September 7, 2004		*
Charles G. Carey
Director

Date: September 7, 2004		*
George H. Krauss
Director

Date: September 7, 2004		*
Douglas L. Lacey
Director

Date: September 7, 2004		*
Richard D. Snyder
Director

	*By	/s/ STEPHANIE G. HEIM
Stephanie G. Heim Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 30, 2004, by and among Gateway, Inc., Gateway Sub, LLC, Gateway Sub II, LLC and EM Holdings, Inc., incorporated by reference to Exhibit 2.1 of Gateway’s Current Report on Form 8-K, dated February 3, 2004

4.1	Form of Stockholders’ and Registration Rights Agreement, dated as of March 11, 2004, by and among Mr. Lap Shun (John) Hui, the Gateway Share Recipients thereto and Gateway, Inc., incorporated by reference to Exhibit B of Exhibit 2.1 of Gateway’s Current Report on Form 8-K, dated February 3, 2004

5.1	Legal Opinion of Michael R. Tyler, incorporated by reference to Exhibit 5.1 to Gateway’s Registration Statement on Form S-3 filed June 10, 2004

23.1	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm

23.2	Consent of Michael R. Tyler, incorporated by reference to Exhibit 5.1 to Gateway’s Registration Statement on Form S-3 filed June 10, 2004

24	Powers of Attorney, incorporated by reference to Exhibit 24 to Gateway’s Registration Statement on Form S-3 filed June 10, 2004